N E W S R E L E A S E

June 23, 2016

  Nevsun Resources Closes Reservoir Acquisition Creating A
Diversified Mid-Tier Base Metal Company

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT: NSU) (“Nevsun” or the “Company”) today announced that it has closed the acquisition of ReservoirMinerals Inc. ("Reservoir"), creating a leading diversified mid-tier base metals company.

The acquisition provides Nevsun with the following:

  High quality asset: The Timok Project Upper Zone is a high grade copper-gold development project in a historic mining jurisdiction with excellent local and regional infrastructure.
  Geographic diversification: Project location in Serbia expands Nevsun’s reach to Europe from Africa.
  Resource growth: Contained copper in indicated resources grows 51% from 857 to 1,299 million pounds and inferred resources grow 517% from 426 million pounds to 2,631 million pounds (see table below).
  Attractive capital deployment: Nevsun's strong, debt-free balance sheet and operating cash flow will be used to develop Timok, a strategic, high return project.
  Exploration potential: Significant exploration exposure in the prolific Timok Magmatic Complex.
  Major Strategic Partners: Freeport-McMoRan on the Lower Zone project at Timok and Rio Tinto on similar exploration projects in the Timok Magmatic Complex.

“The combination of the Upper Zone at Timok and our Bisha mine provides Nevsun with significant growth potential,” said Mr. Cliff Davis, Nevsun’s President and Chief Executive Officer. “Given our experience as a mine developer, the strength of our balance sheet and the ongoing cash flow generation from Bisha, we have the financial capacity to move the Timok project to production in a timely manner and create value for shareholders and all stakeholders.”

Nevsun has acquired all of the outstanding common shares and restricted share units of Reservoir. On closing, Nevsun has 299,710,299 shares issued and outstanding, of which approximately 33% are owned by former Reservoir shareholders. Nevsun retains a strong balance sheet with more than $200 million in cash and no outstanding debt.

 About Timok Copper Gold Project

The Timok Copper Gold Project (“Project”) is located in eastern Serbia near the Bor Mining and Smelting complex. The Project is focussed on the Cukaru Peki (“Timok”) deposit which includes the high grade Upper Zone (characterized by massive and semi-massive sulphide mineralization) and the Lower Zone (characterized by porphyry-style mineralization).  The Upper Zone has an extremely high copper and gold content consisting of 1.7 million tonnes of indicated resource grading 13.5% copper and 10.4 g/t gold and 35.0 million tonnes of inferred resource grading 2.9% copper and 1.7 g/t gold (see detailed table below for details).

Reservoir’s Preliminary Economic Assessment (“PEA”) on the Upper Zone alone, using a 1.0% copper cut-off grade, has an after-tax NPV8 of US$1.63 billion and after-tax IRR of 106%, using US$3.00 per pound copper and US$1,200 per ounce gold (refer to Reservoir’s April 19, 2016 news release for PEA details).

The Project is a joint venture between Nevsun and Freeport-McMoRan.   Nevsun owns a 100% interest in the Upper Zone and currently a 60% interest in the Lower Zone and is the operator of the Project.  Nevsun’s ownership interest in the Lower Zone will decline to 46% once a feasibility study has been prepared for either the Timok Upper or Lower Zone.

Detailed Resource Statements

	Indicated Resources			Inferred Resources
Deposits	Tonnage (million tonnes)	Contained Copper (million pounds)	Contained Gold (million ounces)	Tonnage (million tonnes)	Contained Copper (million pounds)	Contained Gold (million ounces)
Bisha District	38.3	857.5	0.8	15.0	426.4	0.5
Timok Upper Zone	1.7	440.9	0.6	35.0	2,204.6	1.9
Total	40.0	1,298.5	1.4	50.0	2,631.1	2.4
Increase	1.7	51%	75%	35.0	517%	358%

        For resource details and references see Appendix “A”

Qualified Persons

Mr. Peter Manojlovic, Nevsun’s VP Exploration, is a Qualified Person as defined by NI 43-101.  Mr. Manojlovic has reviewed the technical content of this press release and approved its dissemination.

Nevsun Board Appointments

As part of the transaction, Nevsun has appointed two former Reservoir directors Geoff Chater and Steve Scott to Nevsun’s Board.  Mr. Chater holds a B.Sc in Geology and has over 22 years of experience in the mining industry including roles at First Quantum Minerals, Eldorado Gold and Ivanhoe Capital Corporation amongst others. Mr. Scott is currently President and CEO of Entrée Gold Inc. with almost 30 years of industry experience in a number of international management and commercial executive roles with mining companies including Rio Tinto from 2000 to 2014.

About Nevsun Resources Ltd.

In addition to all of the assets acquired from Reservoir, Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has nine years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with no debt and pays a peer leading quarterly dividend. Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to statements and information made concerning: the Company’s acquisition of Reservoir, statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated developments in operations, commercial production, estimated future production, future costs of production and capital expenditures, mine life of mineral projects, the timing and amount of estimated capital expenditures, costs and timing of exploration and development and capital expenditures related thereto, operating expenditures, and related cash flows, success of exploration activities, estimated exploration budgets, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, the timing and possible outcome of pending litigation, the timing and possible outcome of regulatory and permitting matters, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) Reservoir’s PEA is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves; and other risks are more fully described in the Company’s and Reservoir’s Management Information Circulars dated May 18, 2016 with respect to the proposed arrangement between Reservoir and Nevsun and the Company’s Annual Information Form for the fiscal year ended December 31, 2015, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Scott Trebilcock Tel: +1 604 623-4700 Email: strebilcock@nevsun.com Website: www.nevsun.com

Appendix “A”

Bisha Mining Share Company Resources

For Bisha District resource details see Nevsun News Release February 17, 2016.

Timok Upper Zone Resources

The Mineral Resource Statement as at March 31, 2016 for the Timok Upper Zone is as follows (see Reservoir Minerals press release April 19, 2016) :

Category	Grade		Grade			Metal
	Category
	%Cu	Tonnes Mt	% Cu	g/t Au	% As	Cu Mt	Au Moz
Indicated	>10.0	1.2	15.5	12.4	0.21	0.2	0.5
	0.75 - 10.0	0.5	8.2	5.1	0.27	0.04	0.08
Inferred	>10.0	1.2	13.2	10.5	0.20	0.2	0.4
	0.75 - 10.0	33.8	2.5	1.4	0.17	0.8	1.5
Total Indicated		1.7	13.5	10.4	0.23	0.2	0.6
Total Inferred		35.0	2.9	1.7	0.17	1.0	1.9

1.	The cut-off grade used for the estimate is 0.75% Cu.
2.	All figures are rounded to reflect the relative accuracy of the estimate.
3.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The Mineral Resources and the associated PEA were reviewed and approved by Martin Pittuck of SRK Consulting (UK) Limited, a Qualified Person under National Instrument 43-101, details of which can be found on SEDAR and the Nevsun website.  The PEA is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that the PEA will be realized.